15025490

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68069

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moody Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6363 Woodway, Suite 110
(No. and Street)

Houston (City) Texas (State) 77057 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Engel (713) 977-7500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

1230 Peachtree Street, Suite 1500 (Address) Atlanta (City) Georgia (State) 30309 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Engel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moody Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LILIAN CAROLINA ARAGON
Notary Public, State of Texas
My Commission Expires
April 04, 2018

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOODY SECURITIES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2014

MOODY SECURITIES, LLC

Table of Contents

December 31, 2012

Frazier & Deeter

[illegible]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Manager and Member
Moody Securities, LLC

We have audited the accompanying statement of financial position of Moody Securities, LLC, as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Moody Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moody Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information included in the supplemental schedules has been subjected to audit procedures performed in conjunction with the audit of Moody Securities, LLC's financial statements. The supplemental information is the responsibility of Moody Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Atlanta, Georgia
March 12, 2015

Frazier & Deeter, LLC

MOODY SECURITIES, LLC

Statement of Financial Condition

December 31, 2014

Assets

Cash	$ 642,910
Prepaid expenses	74,951
Due from related party	6,187
Total Assets	$ 724,048

Liabilities and Member's Equity

Accounts payable	$ 2,294
Accrued liabilities	418,129
Total liabilities	420,423
Commitments and contingencies	
Member's equity	303,625
Total member's equity	303,625
Total Liabilities and Member's Equity	$ 724,048

See accompanying notes to financial statements.

MOODY SECURITIES, LLC

Statement of Operations

For the Year Ended December 31, 2014

Revenues	$ 6,444,814
Operating expenses:	
Commissions	5,036,449
General and administrative	610,001
Management fees	60,000
Registration and filing fees	43,775
Legal and professional fees	250,792
Payroll and related taxes	590,657
Settlement expense	350,000
Total operating expenses	6,941,674
Net loss	$ (496,860)

See accompanying notes to financial statements.

MOODY SECURITIES, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2014

	Total Member's Equity
Balance at January 1, 2014	$ 525,985
Member cash contributions	584,500
Member cash distributions	(310,000)
Net loss	(496,860)
Balance at December 31, 2014	$ 303,625

See accompanying notes to financial statements.

MOODY SECURITIES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2014

Cash flows from operating activities:	
Net loss	$ (496,860)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	51,823
Due from related party	(6,187)
Accounts payable	(35,188)
Accrued liabilities	332,735
Net cash used in operating activities	(153,677)
Cash flows from financing activities:	
Member cash contributions	584,500
Member cash distributions	(310,000)
Net cash provided by financing activities	274,500
Net increase in cash	120,823
Cash - beginning of year	522,087
Cash - end of year	$ 642,910
Non-cash operating transactions:	
Accrued prepaid insurance premiums	$ 55,078

See accompanying notes to financial statements.

Note 1 - General information and summary of significant accounting policies:

Description of business

Moody Securities, LLC (the "Company") was formed on September 21, 2007, as a Delaware Limited Liability Company for the purpose of providing financial services primarily to entities related to its sole member. The Company is a broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

To date, the Company has received its funding from contributions from its sole member and its continued existence, in the absence of adequate cash flows from operations or other sources, will be dependent on receiving continued support from its member.

The Company is the dealer manager of Moody National REIT I, Inc.'s ("REIT") initial public offering and follow-on offering. The Company received a selling commission of up to 6.5% of gross offering proceeds raised in the REIT's public offerings, all or a portion of which could be re-allowed to participating broker-dealers. In addition, the REIT paid the Company a dealer manager fee of up to 3.5% of gross offering proceeds raised in the REIT's public offerings, a portion of which could be reallowed to participating broker-dealers. No selling commissions or dealer manager fee are paid for sales pursuant to the REIT's dividend reinvestment plan.

Basis of presentation

The Company has adopted the Financial Accounting Standards Board (FASB) Codification (Codification). The Codification is the single official source of authoritative accounting principles generally accepted in the United States of America (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. All of the Codification's content carries the same level of authority.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Note 1 General information and summary of significant accounting policies - continued:

Income taxes

The Company was formed as a limited liability company and is treated as a partnership for federal income tax purposes. The earnings and losses of the Company are included in the member's income tax return. Consequently, the Company's income or loss is presented without a provision for federal and state income taxes. The Company's income or loss is allocated to the member in accordance with the organizational agreement.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. Tax years that remain subject to examination by major tax jurisdictions date back to the period ending December 31, 2011. The Company does not file composite state income tax returns. All federal and state income tax positions taken or anticipated to be taken in the income tax returns are attributable to the member and not to the Company.

As of December 31, 2014, there are no known items which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Revenue recognition policy

The Company earns revenue through various investment banking activities primarily as an advisor in services related to debt and equity securities offerings. Commissions and management fee revenues are generally earned and recognized only upon successful completion of the transaction.

Note 1 General information and summary of significant accounting policies - continued:

Financial instruments and credit risk

The financial instrument which potentially subjects the Company to credit risk is cash. The Company maintains its cash with a major domestic bank. From time to time, cash may exceed federally insured limits. The Company has not incurred losses related to these deposits.

Fair value of financial instruments

The Company's financial instruments consist of cash. The carrying amount of cash approximates fair value because of the short-term nature of this item.

Note 2 - Related party transactions:

In January 2008, the Company entered into a management agreement with a Company affiliated with its sole member through common ownership. The agreement automatically renews on an annual basis and includes furnishing of office space, supplies and equipment and facilitating the Company's payroll, insurance and employee benefits function. On March 1, 2011, the Company amended the 2008 agreement to structure it in accordance with the broker-dealer expense reporting provisions established by the U.S. Securities and Exchange Commission ("SEC"). The Company paid $60,000 in management fees to this affiliate during the year ended December 31, 2014.

In April 2008, the Company entered into a sublease agreement with an affiliate to lease office space in Houston, Texas for $750 per month. The Houston office lease agreement expired in April 2013 and continued on a month-to-month basis. Total rent expense related to this agreement for the year ended December 31, 2014 was $9,000.

The Company received all of its revenue of $6,444,814 for the year ended December 31, 2014 from the REIT.

Note 3 - Consulting agreement:

During January 2009, the Company entered into a consulting services agreement with MGL Consulting Corporation ("MGL") to provide bookkeeping services and FINRA compliance services. The agreement automatically renews on an annual basis until terminated by either party. The agreement includes a fixed monthly professional fee of $8,070 per month, plus additional professional fees regarding financial bookkeeping and regulatory compliance, which are billed based on MGL's fixed fee contract. Consulting fees paid to MGL were approximately $135,000 for the year ended December 31, 2014.

Note 4 - Net capital requirements:

In accordance with Rule 15c3-1 of the SEC, the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital. As of December 31, 2014, the Company's net capital, as defined, of $222,487 exceeded the required minimum of $28,028 by $194,459 and its ratio of aggregate indebtedness to net capital was 1.8897 to 1.0.

Note 5 - Insurance note payable:

The Company finances its annual broker-dealer professional liability insurance premiums. The Company records a corresponding prepaid asset upon financing. During 2014, the Company accrued insurance premiums of $55,078 and made premium payments of $55,078.

Note 6 - Subordinated liabilities:

There were no liabilities subordinated to claims of general creditors at any time during the year. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2014.

Note 7 - Contingencies:

Since 2012, the Company has been the subject of an ongoing examination by the FINRA regarding its sales of shares of Moody National REIT I, Inc. (the "REIT"). The examination has focused on several areas, including the Company's compliance with FINRA Rule 2310 involving the computation of organization and offering expenses in connection with the REIT's initial public offering. As of March 11, 2014, FINRA has not issued a complaint against the Company.

In March 2015, the Company proposed to make a contribution to the REIT in the amount of $350,000 to be distributed to the REIT's shareholders to settle issues raised by FINRA. The Company has recorded a settlement expense of $350,000 for the year ended December 31, 2014.

Note 8 - Subsequent events:

Management has evaluated subsequent events as of March 12, 2015, which is the date that the financial statements were available for issuance

On January 12, 2015, the Company entered into an agreement with Moody National REIT II, Inc. ("REIT II") to be the dealer manager of REIT II's initial public stock offering which will commence in 2015.

Effective February 20, 2015, the REIT terminated the offer and sale of shares of common stock to the public in its follow-on offering.

SUPPLEMENTAL INFORMATION

MOODY SECURITIES, LLC

Schedule I: Net Capital Computation Under Rule 15c3-1 of the Securities and Exchange Commission

For the Year Ended December 31, 2014

Net capital requirement, the greater of:		$ 5,000
1/15 of Aggregate Indebtedness	$ 28,028	
Minimum Dollar Requirement	28,028	
Net capital		222,487
Excess Net Capital:		$ 194,459
Aggregate indebtedness		$ 420,423
Excess net capital @ 100% (Net capital, less 10% aggregate indebtedness)		$ 180,445
Ratio of aggregate indebtedness to net capital		188.97%
Ratio of subordinated indebtedness to debt/equity total		N/A
Total assets		$ 724,048
Less - total liabilities		420,423
Net worth		303,625
Deductions from and/or charges to net worth:		
Total non-allowable assets	81,138	
Other deductions or charges	-	
Total deductions from net worth		81,138
Net capital before haircuts on securities positions:		222,487
Haircuts on securities	-	
Certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stock and warrants	-	
Options	-	
Arbitrage	-	
Other securities	-	
Undue concentration	-	-
Net capital		$ 222,487
Reconciliation with the Company's Computation (included in Part II of Form X-17-A-5) as of December 31, 2014:		
Net capital, as reported in the Company's Part II (unaudited): Focus Report		$ 585,870
Audit adjustments: Settlement expense, due from related party		(363,383)
Net capital, per above		$ 222,487

See independent auditor's report

MOODY SECURITIES, LLC

Schedule II: Exemption From SEC Rule 15c3-3

For the Year Ended December 31, 2014

Note: Exemption from SEC Rule 15c3-3 is claimed under Reg. Section 240.15c3(k)(2)(i).

Frazier & Deeter

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member
of Moody Securities, LLC

We have reviewed management's statements, included in the accompanying Moody Securities, LLC's Exemption Report, in which (1) Moody Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Moody Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Moody Securities, LLC stated that Moody Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Moody Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Moody Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Atlanta, Georgia
March 12, 2015

Frazier + Deeter, LLC

Moody Securities, LLC's Exemption Report

Moody Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Moody Securities, LLC claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2014.
2. Moody Securities, LLC met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2014 to December 31, 2014, without exception.

Moody Securities, LLC

I, Robert Engel, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Robert W. Engel
Signature

CFO
Title

March 9, 2015

Agreed-Upon Procedures Applied to Form SIPC-7

Moody Securities, LLC

For the Year Ended December 31, 2014

Frazier & Deeter

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Member
Moody Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Moody Securities, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Moody Securities LLC's compliance with the applicable instruction of the General Assessment Reconciliation (Form SIPC-7). Moody Securities, LLC's management is responsible for Moody Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with check number 333, dated July 23, 2014 and check number 580, dated March 4, 2015 noting no differences.

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (i.e., schedule of calculation of commissions paid) noting no differences.

We were not engaged to, and did not, conduct an audit, the objective of which would be the expression of an opinion, on the accounting records. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Moody Securities, LLC and other specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Atlanta, Georgia
March 12, 2015

Frazier & Deeter, LLC